Exhibit 99.67

ESL Investments, Inc.

1170 Kane Concourse, Suite 200

Bay Harbor Islands, FL 33154

(305) 702-2100

May 25, 2018

Special Committee of the Board of Directors

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

Fellow Board Members,

In our April 20th letter regarding a proposal to acquire certain assets of Sears (the “ESL Proposal”), we indicated that we had an interest in partnering with third parties at the appropriate time. Since we made our proposal public, we have received numerous inbound inquiries from potential partners and have requested the Special Committee’s permission to engage with such persons, along with select other partners, to allow us to put forward a definitive proposal that will result in the most benefit to Sears.

We wanted to emphasize that finding an appropriate partner soon will be a critical factor that will materially impact any definitive proposal that we are able to make. Specifically, we believe that our ability to execute the ESL Proposal depends on our ability to engage with partners that can provide strategic and/or management experience to these businesses.

As evidenced by our continued support of Sears in the form of both equity and debt financing, we continue to see value in Sears as a business in and unto itself and its underlying assets. For the last fourteen years, we have supported transforming Sears into a business that could thrive in the twenty-first century.

The ESL Proposal highlights the opportunity to enact a set of holistic changes necessary to improve Sears’ capital structure, including a recapitalization which would reduce the Company’s debt and give it the flexibility to execute on a plan to realize the potential that we believe it possesses. However, in the month since our original letter, there has been a significant increase in the market price of Sears’ unsecured debt that could make the contemplated exchange of debt for equity and debt repurchases less attractive and more difficult to effect and that, even if such exchanges and repurchases are effected, would reduce the impact of the contemplated recapitalization.

Considering the above, we request that the Special Committee reconsider the limits that it has placed on ESL’s ability to engage with potential partners. We believe that the Special Committee can achieve its goal of fostering a competitive process while at the same time permitting ESL to speak with third parties who are not engaged in substantive discussions with the Special Committee or its advisors that are likely to result in an executable transaction.

May 25, 2018

In our April 20th letter we affirmatively requested that Sears implement certain procedural safe guards, such as the use of a “go-shop” provision and a requirement that the ESL Proposal receive the approval of a majority of the disinterested shareholders. We are also willing to forego any break-fee associated with a superior proposal as a result of a “go-shop.” We believe that these safe guards should empower the Special Committee to feel confident that it is able to derive the best outcome for Sears, while still allowing ESL to work with partners towards a transaction. However, the ultimate value and certainty that we can deliver in a definitive proposal will be impacted by the strength of the partner that we are able to find.

Speed and certainty here are critical. It is imperative that the Special Committee allow us the ability to find a partner in accordance with the timeline necessitated by the liquidity needs of the Company.

We appreciate your hard work and dedication to the success of the Company.

Very truly yours,

ESL INVESTMENTS, INC.

/s/ Edward S. Lampert
Chairman and CEO Edward S. Lampert